A. Lowell Lawson
      Chairman of the Board and
      Chief Executive Officer

                                                October 20, 1994

Dear E-Systems, Inc. Stockholder:

     The Board of Directors has announced the adoption of a Stockholder Rights Plan. This letter describes the Plan and explains our reasons for adopting it. Also, we are enclosing a document entitled "Detailed Summary of Rights to Purchase Series A Junior
Participating Preferred Stock" which provides more detailed information about the Rights Plan, and we urge you to read it carefully.

     The Plan is intended to protect your interests in the event E-Systems, Inc. is confronted with coercive or unfair takeover tactics. The Plan contains provisions to safeguard you in the event of an unsolicited offer to acquire the Company, whether through a gradual accumulation of shares in the open market, a partial or two-tiered tender offer that does not treat all stockholders equally, the acquisition in the open market or otherwise of shares constituting control without offering fair value to all stockholders, or other abusive takeover tactics which the Board believes are not in the best interests of the Company's stockholders. These tactics unfairly pressure stockholders, squeeze them out of their investment without giving them any real choice, and deprive them of the full value of their shares.

     A large number of other companies have Rights Plan similar to the one we have adopted. We consider the Rights Plan to be the best available means of protecting your right to retain your equity investment in E-Systems, Inc. and the full value of that investment, while not foreclosing a fair acquisition bid for the Company.

     The Plan is not intended to prevent a takeover of the Company and will not do so. The mere declaration of the rights dividend should not affect any prospective offeror willing to make an all cash offer at a full and fair price or to negotiate with the Board of Directors and certainly will not interfere with a merger or other business combination transaction approved by your Board of Directors.

     Prior to adopting the Rights Plan, the Board of Directors was concerned that a person or company could acquire control of the Company without paying a fair premium for control and without offering a fair price to all stockholders, and that, if a competitor acquired control of the Company, the competitor would have a conflict of interest with respect to the Company and could use any acquired influence over or control of the Company to the detriment of the other stockholders of the Company. The Board believes that such results would not be in the best interests of all stockholders.

     The Rights may be redeemed by the Company (under certain circumstances, with the concurrence of a majority of the Continuing Directors, as defined in the Rights Agreement) at $0.01 per Right up to 10 days (subject to extension) after the time any person or group has acquired 15% or more of the Company's shares, and thus they should not interfere with any merger or other business combination approved by the current Board of Directors (in certain circumstances, with the concurrence of the Continuing Directors).

     Issuance of the Rights does not in any way weaken the financial strength of the Company or interfere with its business plan. The issuance of the Right has no dilutive effect, will not affect reported earnings per share, is not taxable to the Company or to you, and will not change the way in which you can currently trade the Company's shares. As explained in detail below, the Rights will only be exercisable if and when an event occurs which triggers their effectiveness. They will then operate to protect you against being deprived of your right to share in the full measure of the Company's long-term potential.

     The Board was aware when it acted that some people have advanced arguments that securities of the type we are issuing deter legitimate acquisition proposals. We carefully considered these views and concluded that the arguments are speculative and do not justify leaving stockholders without this protection against unfair treatment by an acquiror -- who, after all, is seeking his own company's advantage, not yours. The Board believes that the Rights represent a sound and reasonable means of addressing the complex issues of corporate policy created by the current takeover environment.

     The Rights will be issued to stockholders of record on October 17, 1994 and will expire in ten years. Initially, the Rights will not be exercisable, certificates will not be sent to you, and the Rights will automatically trade with the Common Stock. However, ten days after a person or group acquires 15% or more of the Company's Common Stock or commences a tender or exchange offer that would result in such person or group owning 15% or more of the outstanding shares (even if no purchases actually occur), the Rights will become exercisable and separate certificates representing the Rights will be distributed. We expect that the Rights will begin to trade independently from the Common Stock at that time. At no time will the Rights have any voting power.

     When the Rights first become exercisable, each Right will entitle the holder thereof to buy from the Company one unit of a share of preferred stock for $130. If any person acquires 15% or more of the Company's Common Stock, other than pursuant to a tender exchange offer for all outstanding shares of the Company approved by a majority of the independent directors not affiliated with a 15%-or-more stockholder, after receiving advice from one or more investment banking firms, each Right not owned by a 15%-or-more stockholder would become exercisable for the number of shares of Common Stock of the Company having at that time a value of two times the then current exercise price of the Right. If the Company is involved in a merger or other business combination, or sells 50% or more of its assets or earning power to another person, at any time after the Rights become exercisable, the Rights will entitle the holder thereof to buy a number of shares of common stock of the acquiring company having a value of twice the then current exercise price of each Right.

     While, as noted above, the distribution of the Rights will not be taxable to you or the Company, stockholders may, depending upon the circumstances, recognize taxable income when the Rights become exercisable.

     Continuing our growth and maximizing long-term shareholder value are the major goals of E-Systems, Inc.'s management and Board of Directors.

                                           Sincerely,

                                           A. Lowell Lawson
                                           Chairman of the Board and
                                            Chief Executive Officer